Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid		Amount Written off	Balance End of Period Receivable (Payable)
2017
Jackpot Digital Inc.	(291,976)	(116,649)	378,773	*	0	(29,852)
Jacob H. Kalpakian	(45,505)	(64,077)	5,148		0	(104,435)
Green Arrow Resources Inc.	(27,227)	0	27,227		0	0
Kalpakian Bros. of B.C. Ltd.	(15,750)	0	15,750	**	0	0
4 Touchdowns Capital Inc.***	(21,095)	19,098	2,906		0	909
27 Red Capital Inc.***	(21,095)	19,098	2,906		0	909
2016
Jackpot Digital Inc.	(192,938)	(119,038)	20,000		0	(291,976)
Jacob H. Kalpakian	(38,528)	(49,478)	42,501		0	(45,505)
Green Arrow Resources Inc.	(27,160)	(67)	0		0	(27,227)
Kalpakian Bros. of B.C. Ltd.	(17,000)	(36,750)	38,000		0	(15,750)
4 Touchdowns Capital Inc.	0	(21,095)	0		0	(21,095)
27 Red Capital Inc.	0	(21,095)	0		0	(21,095)
2015
Jackpot Digital Inc.	(110,401)	(121,405)	38,868		0	(192,938)
Jacob H. Kalpakian	(122,698)	(40,105)	124,275		0	(38,528)
Green Arrow Resources Inc.	(27,160)	0	0		0	(27,160)
Kalpakian Bros. of B.C. Ltd.	(37,800)	(63,000)	83,800		0	(17,000)

* During the year ended December 31, 2017, Jackpot paid the Company the amount of $3,725. Also, the Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017.

** During the year ended December 31, 2017, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to KBros. for unpaid management fees from May 1, 2016 up to July 30, 2016.

*** As at December 31, 2017, these entities are no longer related to the Company.